[redacted]

12012586

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 04077

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Oppenheimer & Co. Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 Broad Street
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Albert G. Lowenthal 212-668-5782
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Albert G. Lowenthal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oppenheimer & Co. Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WILLIAM JAMES McCABE
Notary Public, State of New York
No. 02MC6184846
Qualified in New York County
Commission Expires April 7, 2012

Signature

Chairman & Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
MAR - 1 2012
WASH. D.C.
196
SECTION

Oppenheimer & Co. Inc. and Subsidiaries

Consolidated Statement of Financial Condition
December 31, 2011

Oppenheimer & Co. Inc. and Subsidiaries
Index
December 31, 2011

pwc

Report of Independent Auditors

To the Board of Directors and Stockholder of
Oppenheimer & Co. Inc.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Oppenheimer & Co. Inc. and its subsidiaries (the "Company") at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2012

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Oppenheimer & Co. Inc. and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2011

Assets		
Cash and cash equivalents		$ 29,579,569
Cash and securities (fair value of $11,499,540) segregated under Federal and other regulations		29,869,074
Securities purchased under agreements to resell		847,687,500
Deposits with clearing organizations (includes securities with a fair value of $9,094,552)		35,369,688
Receivable from brokers and clearing organizations		
Deposits paid for securities borrowed	217,353,090	
Securities failed to deliver	11,551,283	
Omnibus accounts	15,907,508	
Clearing organizations	19,191,311	
Other	23,868,701	
Total receivable from brokers and clearing organizations		287,871,893
Receivable from customers		837,595,101
Securities owned (including securities pledged, $653,651), at fair value		899,905,510
Office facilities, net		16,290,723
Notes receivable, net		54,020,149
Intangible assets, net		3,888,631
Deferred income tax, net		29,617,931
Other assets		75,234,757
Total assets		$ 3,146,930,526

The accompanying notes are an integral part of these consolidated financial statement.

Oppenheimer & Co. Inc. and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2011

Liabilities and Stockholder's Equity		
Drafts payable		$ 51,848,466
Bank call loans		27,500,000
Securities sold under repurchase agreements		1,508,493,063
Payable to brokers and clearing organizations		
Deposits received for securities loaned	318,833,991	
Securities failed to receive	15,236,595	
Other	1,537,162	
Total payable to brokers and clearing organizations		335,607,748
Securities sold, but not yet purchased, at fair value		69,414,862
Payable to customers		480,707,794
Income taxes payable		19,879,518
Accrued compensation		135,656,256
Accounts payable and other liabilities		99,375,663
Subordinated borrowings		112,558,118
Excess of fair value of assets acquired over cost		7,020,378
Total liabilities		2,848,061,866
Commitments and contingencies (Note 10)		
Stockholder's equity		
Common stock, par value $100 per share - 1,000 shares authorized; 760 shares issued and outstanding	76,000	
Additional paid-in capital	263,838,490	
Retained earnings	36,313,043	
Accumulated other comprehensive income	(941)	
Less: 369 shares of treasury stock, at cost	(1,357,932)	
Total stockholder's equity		298,868,660
Total liabilities and stockholder's equity		$ 3,146,930,526

The accompanying notes are an integral part of these consolidated financial statement.

1. Organization and Nature of Business

Oppenheimer & Co. Inc. (the "Company") is a wholly owned subsidiary whose ultimate parent is Oppenheimer Holdings Inc. (the "Parent"), a Delaware public corporation. The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 ("the Act") and is a member of various exchanges, including the New York Stock Exchange, Inc.

The Company engages in a broad range of activities in the securities industry, including retail securities brokerage, institutional sales and trading, investment banking (both corporate and public finance), underwritings, research, market-making, and investment advisory and asset management services.

The Company provides its services from offices located throughout the United States. In addition, the Company conducts business through local broker-dealers in Israel and Latin America.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statement of the Company include the accounts of the Company's wholly owned subsidiaries, Freedom Investments, Inc. ("Freedom"), a registered broker-dealer in securities under the Act; Oppenheimer Israel (OPCO) Ltd., which is engaged in offering investment services in the State of Israel as a local broker dealer registered with the Israeli Securities Authority; Pace Securities, Inc. ("Pace"), Prime Charter Ltd., Old Michigan Corp. (formerly First of Michigan Capital Corporation) and Subsidiaries (inactive) and Reich & Co., Inc. (in liquidation) (collectively, the "Company").

This consolidated financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America.

All material intercompany transactions and balances have been eliminated in the preparation of the consolidated financial statement.

Use of Estimates

The preparation of the consolidated financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated statement of financial condition.

In presenting the consolidated financial statement, management makes estimates regarding valuations of financial instruments, allowances for doubtful accounts, the outcome of legal and regulatory matters, the carrying amount of goodwill and intangibles, valuation of stock-based compensation plans, and income taxes. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could be different from these estimates. A discussion of certain areas in which estimates are a significant component of the amounts reported in the consolidated financial statement follows:

Financial Instruments and Fair Value

Financial Instruments

Securities owned and securities sold but not yet purchased, investments and derivative contracts are carried at fair value with changes in fair value recognized in earnings each period. The Company's other financial instruments are generally short-term in nature or have variable interest rates and as such their carrying values approximate fair value, with the exception of notes receivable from employees, which are carried at cost.

Fair Value Measurements

The Company adopted the accounting guidance for the fair value measurement of financial assets, which defines fair value, establishes a framework for measuring fair value, establishes a fair value measurement hierarchy, and expands fair value measurement disclosures. Fair value, as defined by the accounting guidance, is the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy established by this accounting guidance prioritizes the inputs used in valuation techniques into the following three categories (highest to lowest priority):

Level 1 Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2 Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly; and

Level 3 Unobservable inputs.

The Company's financial instruments are recorded at fair value and generally are classified within Level 1 or Level 2 within the fair value hierarchy using quoted market prices or quotes from market makers or broker-dealers. Financial instruments classified within Level 1 are valued based on quoted market prices in active markets and consist of U.S. government, federal agency, and sovereign government obligations, corporate equities, and certain money market instruments. Level 2 financial instruments primarily consist of investment grade and high-yield corporate debt, convertible bonds, mortgage and asset-backed securities, municipal obligations, and certain money market instruments. Financial instruments classified as Level 2 are valued based on quoted prices for similar assets and liabilities in active markets and quoted prices for identical or similar assets and liabilities in markets that are not active. Some financial instruments are classified within Level 3 within the fair value hierarchy as observable pricing inputs are not available due to limited market activity for the asset or liability. Such financial instruments include less-liquid private label mortgage and asset-backed securities, and auction rate securities. A description of the valuation techniques applied and inputs used in measuring the fair value of the Company's financial instruments is in Note 4.

Fair Value Option

The Company elected the fair value option for those securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("reverse repurchase agreements") that do not settle overnight or have an open settlement date or that are not accounted for as purchase and sale agreements (such as repo-to-maturity transactions). The Company has elected the fair value option for these instruments to more accurately reflect market and economic events in its earnings and to mitigate a potential imbalance in earnings caused by using different measurement attributes (i.e. fair value versus carrying value) for certain assets and liabilities.

Financing Receivables
The Company's financing receivables include customer margin loans, reverse repurchase agreements, and securities borrowed transactions. The Company uses financing receivables to extend margin loans to customers, meet trade settlement requirements, and facilitate its matched-book arrangements and inventory requirements.

Allowance for Credit Losses
The Company's financing receivables are secured by collateral received from clients and counterparties. In many cases, the Company is permitted to sell or repledge securities held as collateral. These securities may be used to collateralize repurchase agreements, to enter into securities lending agreements, to cover short positions or fulfill the obligation of fails to deliver. The Company monitors the market value of the collateral received on a daily basis and may require clients and counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Customer receivables, primarily consisting of customer margin loans collateralized by customer-owned securities, are stated net of allowance for credit losses. The Company reviews large customer accounts that do not comply with the Company's margin requirements on a case-by-case basis to determine the likelihood of collection and records an allowance for credit loss following that process. For small customer accounts that do not comply with the Company's margin requirements, the allowance for credit loss is generally recorded as the amount of unsecured or partially secured receivables.

The Company also makes loans or pays advances to financial advisors as part of its hiring process. Reserves are established on these receivables if the financial advisor is no longer associated with the Company and the receivable has not been promptly repaid or if it is determined that it is probable the amount will not be collected.

Legal and Regulatory Reserves
The Company records reserves related to legal and regulatory proceedings in accounts payable and other liabilities. The determination of the amounts of these reserves requires significant judgment on the part of management. In accordance with applicable accounting guidance, the Company establishes reserves for litigation and regulatory matters where available information indicates that it is probable a liability had been incurred at the date of the consolidated statement of financial condition and the Company can reasonably estimate the amount of that loss. When loss contingencies are not probable and cannot be reasonably estimated, the Company does not establish reserves.

When determining whether to record a reserve, management considers many factors including, but not limited to the amount of the claim; the stage and forum of the proceeding, the sophistication of the claimant, the amount of the loss, if any, in the client's account and the possibility of wrongdoing, if any, on the part of an employee of the Company; the basis and validity of the claim; previous results in similar cases; and applicable legal precedents and case law. Each legal and regulatory proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management. Any change in the reserve amount is recorded in the results of that period. The assumptions of management in determining the estimates of reserves may be incorrect and the actual disposition of a legal or regulatory proceeding could be greater or less than the reserve amount.

Goodwill

Goodwill arose upon the acquisitions of Old Michigan Corp., Josephthal & Co. Inc., and Grand Charter Group Incorporated (approximately $10.8 million, included in other assets on the consolidated statement of financial condition). The Company defines a reporting unit as an operating segment. The Company's goodwill resides in its Private Client Division ("PCD"). Goodwill of a reporting unit is subject to at least an annual test for impairment to determine if the fair value of goodwill of a reporting unit is less than its estimated carrying amount. The Company derives the estimated carrying amount of its operating segments by estimating the amount of stockholder's equity required to support the activities of each operating segment.

Accounting standards require goodwill of a reporting unit to be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Goodwill recorded as at December 31, 2011 has been tested for impairment and it has been determined that no impairment has occurred.

Excess of fair value of assets acquired over cost arose from the acquisition of the Canadian Imperial Bank of Commerce ("CIBC") U.S. capital markets business ("New Capital Markets Business") in January 2008. If the earn-out from the acquisition of the New Capital Markets Businesses exceeds $5.0 million in any of the five years from 2008 through 2012, the excess will first reduce the excess of fair value of acquired assets over cost and second will create goodwill, as applicable.

Intangible Assets

Intangible assets arose from the January 2008 acquisition of certain businesses from CIBC World Markets Corp. and are comprised of customer relationships and a below market lease. Customer relationships are carried at $690,000 (which is net of accumulated amortization of $251,000) as at December 31, 2011 and are being amortized on a straight-line basis over 180 months commencing in January 2008. The below market lease is carried at $3.2 million (which is net of accumulated amortization of $18.1 million) as at December 31, 2011.

Share-Based Compensation Plans

The Company estimates the fair value of share-based awards using the Black-Scholes option-pricing model and applies to it a forfeiture rate based on historical experience. Key input assumptions used to estimate the fair value of share-based awards include the expected term and the expected volatility of the Parent's Class A Shares over the term of the award, the risk-free interest rate over the expected term, and the Parent's expected annual dividend yield. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive share-based awards. (See Note 9 for further discussion.)

Income Taxes

The Company estimates taxes payable and records income tax reserves. These reserves are based on historic experience and may not reflect the ultimate liability. The Company monitors and adjusts these reserves as necessary.

Revenue Recognition

Brokerage

Customers' securities and commodities transactions are reported on a settlement date basis, which is generally three business days after trade date for securities transactions and one day for government securities and commodities transactions. Related commission income and expense is recorded on a trade date basis.

Principal Transactions
Transactions in proprietary securities and related revenue and expenses are recorded on a trade date basis. Securities owned and securities sold, but not yet purchased, are reported at fair value generally based upon quoted prices. Realized and unrealized changes in fair value are recognized in principal transactions, net in the period in which the change occurs.

Fees
Underwriting revenues and advisory fees from mergers, acquisitions and restructuring transactions are recorded when services for the transactions are substantially completed and income is reasonably determinable, generally as set forth under the terms of the engagement. Transaction-related expenses, primarily consisting of legal, travel and other costs directly associated with the transaction, are deferred and recognized in the same period as the related investment banking transaction revenue.

Asset Management
Asset management fees are generally recognized over the period the related service is provided based on the account value at the valuation date per the respective asset management agreements. In certain circumstances, the Company is entitled to receive performance fees when the return on assets under management exceeds certain benchmark returns or other performance targets. Performance fees are generally based on investment performance over a 12-month period and are not subject to adjustment once the measurement period ends. Such fees are computed as at the fund's year-end when the measurement period ends. Assets under management are not included as assets of the Company.

Cash and Cash Equivalents
The Company defines cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Receivables From/Payables to Brokers and Clearing Organizations
Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The Company receives cash or collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis and may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Securities failed to deliver and receive represent the contract value of securities which have not been received or delivered by settlement date.

Notes Receivable
The Company had notes receivable, net from employees of approximately $54.0 million at December 31, 2011. The notes are recorded in the consolidated statement of financial condition at face value of approximately $117.5 million less accumulated amortization and reserves of $54.9 million and $8.6 million, respectively, at December 31, 2011. These amounts represent recruiting and retention payments generally in the form of upfront loans to financial advisors and key revenue producers as part of the Company's overall growth strategy. These loans are generally forgiven over a service period of 3 to 5 years from the initial date of the loan or based on productivity levels of employees and all such notes are contingent on the employees' continued employment with the Company. The unforgiven portion of the notes becomes due on demand in the event the employee departs during the service period.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase
Transactions involving purchases of securities under reverse repurchase agreements or sales of securities under repurchase agreements are treated as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest. The Company can present the reverse repurchase and repurchase transactions on a net-by-counterparty basis when the specific offsetting requirements are satisfied.

From time-to-time, the Company enters into securities financing transactions that mature on the same date as the underlying collateral. The Company accounts for these transactions in accordance with the accounting guidance for transfers and servicing. Such transactions are treated as a sale of financial assets and a forward repurchase commitment, or conversely as a purchase of financial assets and a forward resale commitment. The forward repurchase and resale commitments are accounted for as derivatives under the accounting guidance for derivatives and hedging.

Office Facilities
Office facilities are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of furniture, fixtures, and equipment is provided on a straight-line basis generally over 3-7 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the life of the improvement or the remaining term of the lease. Leases with escalating rents are expensed on a straight-line basis over the life of the lease. Landlord incentives are recorded as deferred rent and amortized, as reductions to lease expense, on a straight-line basis over the life of the applicable lease.

Drafts Payable
Drafts payable represent amounts drawn by the Company against a bank.

Foreign Currency Translations
Foreign currency balances have been translated into U.S. dollars as follows: monetary assets and liabilities at exchange rates prevailing at period end; revenue and expenses at average rates for the period; and nonmonetary assets and stockholders' equity at historical rates. Cumulative translation adjustments of $(941) are included in accumulated other comprehensive income on the consolidated statement of financial condition. The functional currency of the Oppenheimer Israel (OPCO) Ltd. is the Israeli Shekels.

Income Taxes
Deferred income tax assets and liabilities arise from temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated statement of financial condition. Deferred tax balances are determined by applying the enacted tax rates applicable to the periods in which items will reverse.

Management has evaluated its tax positions for the year ended December 31, 2011 and determined that it has no uncertain tax positions requiring financial statement recognition as of December 31, 2011.

New Accounting Pronouncements

Recently Adopted

In December 2010, the Financial Accounting Standards Board (the "FASB") issued ASU No. 2010-28, "Intangibles – Goodwill and Other," which modified Step 1 of the goodwill impairment test for reporting units with a zero or negative carrying value, stating that under such circumstances an entity should perform Step 2 of the impairment analysis when it is more likely than not that goodwill is impaired. The Company adopted this requirement in the period ending March 31, 2011 with no impact on its consolidated statement of financial condition.

In January 2010, the FASB issued ASU No. 2010-06, "Fair Value Measurement". ASU No. 2010-06 requires new disclosures regarding transfers of assets and liabilities measured at fair value in and out of Level 1 and 2 of the fair value hierarchy. A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfer. ASU No. 2010-06 also provides additional guidance on the level of disaggregation of fair value measurements and disclosures regarding inputs and valuation techniques. The Company adopted this disclosure requirement in the three months ended March 31, 2010. In addition, ASU No.2010-06 requires the reconciliation of beginning and ending balances for fair value measurements using significant unobservable inputs (i.e., Level 3) to be presented on a gross basis. The Company adopted this requirement in the period ended March 31, 2011. See Note 4 for further information.

Recently Issued

In April 2011, the FASB issued ASU No. 2011-03, "Transfers and Servicing: Reconsideration of Effective Control for Repurchase Agreements," which removes the requirement to consider whether sufficient collateral is held when determining whether to account for repurchase agreements and other agreements that both entitle and obligate the transferor to repurchase or redeem financial assets before their maturity as sales or as secured financings. The guidance is effective prospectively for transactions beginning on January 1, 2012. The Company does not believe that the adoption of this guidance will have an impact on its consolidated statement of financial condition.

In May 2011, the FASB issued ASU No. 2011-04, "Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS," which provides clarifying guidance on how to measure fair value and has additional disclosure requirements. The amendments prohibit the use of blockage factors at all levels of the fair value hierarchy and provide guidance on measuring financial instruments that are managed on a net portfolio basis. Additional disclosure requirements include transfers between Levels 1 and 2 and, for Level 3 fair value measurements, a description of the valuation processes and additional information about unobservable inputs impacting Level 3 measurements. The updates are effective for fiscal years beginning after December 15, 2011. The Company is currently evaluating the impact, if any, that these updates will have on its consolidated statement of financial condition.

In September, 2011, the FASB issued ASU No. 2011-08, "Testing Goodwill for Impairment", which gives entities the option of performing a qualitative assessment before the quantitative analysis. If entities determine the fair value of a reporting unit is more likely than not less than the carrying amount based on the qualitative factors, the two-step quantitative test would be required. Otherwise, further testing would not be needed. The ASU is effective for fiscal years beginning after December 15, 2011 and early adoption is permitted. The Company did not early adopt the ASU. Adoption of this standard will not have an impact on the Company's consolidated statement of financial condition.

In December 31, 2011, the FASB issued ASU No. 2011-11, "Disclosures about Offsetting Assets and Liabilities", which requires new disclosures about balance sheet offsetting and related arrangements. For derivatives and financial assets and liabilities, the ASU requires disclosure of gross asset and liability amounts, amounts offset on the balance sheet, and amounts subject to the offsetting requirements but not offset on the balance sheet. The ASU is effective for annual reporting periods beginning on or after January 1, 2013. The Company is currently evaluating the impact, if any, that these updates will have on its consolidated statement of financial condition.

3. Cash and Securities Segregated for Regulatory and Other Purposes

Deposits of $29.9 million were held at year-end in special reserve bank accounts for the exclusive benefit of customers in accordance with regulatory requirements. To the extent permitted, these deposits may be invested in interest bearing accounts collateralized by qualified securities.

4. Financial Instruments and Fair Value Measurement

Financial Instruments

Securities owned and securities sold but not yet purchased, investments and derivative contracts are carried at fair value with changes in fair value recognized in earnings each period. The Company's other financial instruments are generally short-term in nature or have variable interest rates and as such their carrying values approximate fair value, with the exception of notes receivable from employees which are carried at cost.

Securities Owned and Securities Sold, But Not Yet Purchased at Fair Value
(in thousands of dollars)

	December 31, 2011	
	Owned	Sold
U.S. Government, agency, & sovereign obligations	$ 675,992	$ 27,509
Corporate debt and other obligations	14,650	3,696
Mortgage and other asset-backed securities	4,609	14
Municipal obligations	49,691	485
Convertible bonds	50,157	8,533
Corporate equities	38,622	29,055
Other	66,185	122
Total	$ 899,905	$ 69,415

Securities owned and securities sold, but not yet purchased, consist of trading and investment securities at fair values. Included in securities owned at December 31, 2011 are corporate equities with estimated fair values of approximately $13.2 million, which are related to deferred compensation liabilities to certain employees included in accrued compensation on the consolidated statement of financial condition.

Valuation Techniques

A description of the valuation techniques applied and inputs used in measuring the fair value of the Company's financial instruments is as follows:

U.S. Treasury Obligations

U.S. Treasury securities are valued using quoted market prices obtained from active market makers and inter-dealer brokers and, accordingly, are categorized in Level 1 in the fair value hierarchy.

U.S. Agency Obligations
U.S. agency securities consist of agency issued debt securities and mortgage pass-through securities. Noncallable agency issued debt securities are generally valued using quoted market prices. Callable agency issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities. The fair value of mortgage pass-through securities are model driven with respect to spreads of the comparable To-be-announced ("TBA") security. Actively traded noncallable agency issued debt securities are categorized in Level 1 of the fair value hierarchy. Callable agency issued debt securities and mortgage pass-through securities are generally categorized in Level 2 of the fair value hierarchy.

Sovereign Obligations
The fair value of sovereign obligations is determined based on quoted market prices when available or a valuation model that generally utilizes interest rate yield curves and credit spreads as inputs. Sovereign obligations are categorized in Level 1 or 2 of the fair value hierarchy.

Corporate Debt and Other Obligations
The fair value of corporate bonds is estimated using recent transactions, broker quotations, and bond spread information. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy.

Mortgage and Other Asset-Backed Securities
The Company holds nonagency securities primarily collateralized by home equity and manufactured housing which are valued based on external pricing and spread data provided by independent pricing services and are generally categorized in Level 2 of the fair value hierarchy. When position specific external pricing is not observable, the valuation is based on yields and spreads for comparable bonds and, consequently, the positions are categorized in Level 3 of the fair value hierarchy.

Municipal Obligations
The fair value of municipal obligations is estimated using recently executed transactions, broker quotations, and bond spread information. These obligations are generally categorized in Level 2 of the fair value hierarchy; in instances where significant inputs are unobservable, they are categorized in Level 3 of the hierarchy.

Convertible Bonds
The fair value of convertible bonds is estimated using recently executed transactions and dollar-neutral price quotations, where observable. When observable price quotations are not available, fair value is determined based on cash flow models using yield curves and bond spreads as key inputs. Convertible bonds are generally categorized in Level 2 of the fair value hierarchy; in instances where significant inputs are unobservable, they are categorized in Level 3 of the hierarchy.

Corporate Equities
Equity securities and options are generally valued based on quoted prices from the exchange or market where traded and categorized as Level 1 in the fair value hierarchy. To the extent quoted prices are not available, prices are generally derived using bid/ask spreads, and these securities are generally categorized in Level 2 of the fair value hierarchy.

Other

In February 2010, Oppenheimer finalized settlements with each of the New York Attorney General's office ("NYAG") and the Massachusetts Securities Division ("MSD" and, together with the NYAG, the "Regulators") concluding investigations and administrative proceedings by the Regulators concerning Oppenheimer's marketing and sale of auction rate securities ("ARS"). Pursuant to those settlements, as of December 31, 2011, the Company purchased and holds approximately $68.3 million in ARS from its clients pursuant to several purchase offers and legal settlements. The Company's purchases of ARS from its clients will continue on a periodic basis thereafter pursuant to the settlements with the Regulators. In addition, the Company is committed to purchase another $57.3 million in ARS from clients through 2016. The ultimate amount of ARS to be repurchased by the Company cannot be predicted with any certainty and will be impacted by redemptions by issuers and client actions during the period, which cannot be predicted. In addition to the ARS held pursuant to purchases from clients of $68.3 million as of December 31, 2011 referred to above, the Company also held $2.1 million in ARS in its proprietary trading account as of December 31, 2011 as a result of the failed auctions in February 2008. These ARS positions primarily represent Auction Rate Preferred Securities issued by closed-end funds and, to a lesser extent, Municipal Auction Rate Securities which are municipal bonds wrapped by municipal bond insurance and Student Loan Auction Rate Securities which are asset-backed securities backed by student loans (collectively referred to as "ARS").

Interest rates on ARS typically reset through periodic auctions. Due to the auction mechanism and generally liquid markets, ARS have historically been categorized as Level 1 in the fair value hierarchy. Beginning in February 2008, uncertainties in the credit markets resulted in substantially all of the ARS market experiencing failed auctions. Once the auctions failed, the ARS could no longer be valued using observable prices set in the auctions. The Company has used less observable determinants of the fair value of ARS, including the strength in the underlying credits, announced issuer redemptions, completed issuer redemptions, and announcements from issuers regarding their intentions with respect to their outstanding ARS. The Company has also developed an internal methodology to discount for the lack of liquidity and nonperformance risk of the failed auctions. Key inputs include spreads on comparable Treasury yields to derive a discount rate, an estimate of the ARS duration, and yields based on current auctions in comparable securities that have not failed. Due to the less observable nature of these inputs, the Company categorizes ARS in Level 3 of the fair value hierarchy. As of December 31, 2011, the Company had a valuation adjustment (unrealized loss) of $4.6 million for ARS.

Investments

In its role as general partner in certain hedge funds and private equity funds, the Company holds direct investments in such funds. The Company uses the net asset value of the underlying fund as a basis for estimating the fair value of its investment. Due to the illiquid nature of these investments and difficulties in obtaining observable inputs, these investments are included in Level 3 of the fair value hierarchy.

Derivative Contracts

From time to time, the Company transacts in exchange-traded derivative transactions to manage its interest rate risk. Exchange-traded derivatives, namely U.S. Treasury futures, Federal funds futures, and Eurodollar futures, are valued based on quoted prices from the exchange and are categorized as Level 1 of the fair value hierarchy.

As described in Note 1, the Company from time to time enters into securities financing transactions that mature on the same date as the underlying collateral (referred to as "repo-to-maturity" transactions). Such transactions are treated as a sale of financial assets and a forward repurchase commitment, or conversely as a purchase of financial assets and a forward reverse repurchase commitment. The forward repurchase and reverse repurchase commitments are valued based on the spread between the market value of the government security and the underlying collateral and are categorized in Level 2 of the fair value hierarchy.

Fair Value Measurement

The Company's assets and liabilities recorded at fair value on a recurring basis as of December 31, 2011 have been categorized based upon the fair value hierarchy as follows:

(in thousands of dollars)	Fair Value Measurements at December 31, 2011			
	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ 11,829	$ -	$ -	$ 11,829
Securities segregated for regulatory and other purposes	11,500	-	-	11,500
Deposits with clearing organizations	9,095	-	-	9,095
Securities owned				
U.S Treasury securities	621,057	-	-	621,057
U.S. Agency securities	32,663	21,695	-	54,358
Sovereign obligations	-	577	-	577
Corporate debt and other obligations	-	14,650	-	14,650
Mortgage and other asset-backed securities	-	4,594	16	4,610
Municipal obligations	-	46,129	3,562	49,691
Convertible bonds	-	50,157	-	50,157
Corporate equities	29,136	9,484	-	38,620
Other	1,184	-	65,001	66,185
Securities owned, at fair value	684,040	147,286	68,579	899,905
Investments [1]	-	32,964	857	33,821
Derivative contracts	-	20	-	20
TBAs	-	5,417	-	5,417
Securities purchased under agreements to resell [2]	-	847,610	-	847,610
	$ 716,464	$ 1,033,297	$ 69,436	$ 1,819,197
Liabilities				
Securities sold, but not yet purchased				
U.S Treasury securities	$ 27,462	$ -	$ -	$ 27,462
U.S. Agency securities	-	47	-	47
Sovereign obligations	-	-	-	-
Corporate debt and other obligations	-	3,696	-	3,696
Mortgage and other asset-backed securities	-	14	-	14
Municipal obligations	-	485	-	485
Convertible bonds	-	8,533	-	8,533
Corporate equities	16,467	12,589	-	29,056
Other	72	-	50	122
Securities sold, but not yet purchased at fair value	44,001	25,364	50	69,415
Investments	11	-	-	11
Derivative contracts	66	8	2,347	2,421
TBAs	-	5,951	-	5,951
Securities sold under agreements to repurchase	-	-	-	-
	$ 44,078	$ 31,323	$ 2,397	$ 77,798

1) Included in other assets on the consolidated statement of financial condition.

2) Includes securities purchased under agreements to resell where the Company has elected fair value option.

The following table presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis:

	Level 3 Assets and Liabilities Year Ended December 31, 2011						
(in thousands of dollars)	Beginning Balance	Realized Gains (Losses)	Unrealized Gains (Losses)	Purchases and Issuances	Sales and Settlements	Transfers In (Out)	Ending Balance
Assets							
Mortgage and other asset-backed securities [1]	$ 14	$ 70	$ -	$ 14,365	$ (14,433)	$ -	$ 16
Municipals	1,787	(52)	(256)	2,982	(899)	-	3,562
Other [2]	35,909	-	(179)	41,178	(11,907)	-	65,001
Investments [3]	1,095	-	(256)	4	-	14	857
Liabilities							
Mortgage and other asset-backed securities [1]	-	-	-	11	(11)	-	-
Other [2]	-	-	-	-	50	-	50
Derivative contracts	-	-	-	2,347	-	-	2,347

(1) Represents private placement of nonagency securities collateralized mortgage obligations.

(2) Represents auction rate preferred securities that failed in the auction rate market.

(3) Primarily represents general partner ownership interests in hedge funds and private equity funds sponsored by the Company.

Fair Value Option

The Company elected the fair value option for those securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("reverse repurchase agreements") that do not settle overnight or have an open settlement date or that are not accounted for as purchase and sale agreements (such as repo-to-maturity transactions). The Company has elected the fair value option for these instruments to more accurately reflect market and economic events in its earnings and to mitigate a potential imbalance in earnings caused by using different measurement attributes (i.e. fair value versus carrying value) for certain assets and liabilities. At December 31, 2011, the fair value of the reverse repurchase agreements and repurchase agreements were $847.6 million and $nil, respectively.

Fair Value of Derivative Activities

The Company transacts, on a limited basis, in exchange traded and over-the-counter derivatives for both trading and investment purpose.

Foreign Exchange Hedges

From time to time, the Company also utilizes forward and options contracts to hedge the foreign currency risk associated with compensation obligations to Oppenheimer Israel (OPCO) Ltd. employees denominated in New Israeli Shekels. When used, these hedges have not been designated as accounting hedges. At December 31, 2011, the Company did not have any such hedges in place.

"To-be-Announced" Securities

The Company transacts in pass-through mortgage-backed securities eligible to be sold in the "To-Be-Announced" or TBA market. TBAs provide for the forward or delayed delivery of the underlying instrument with settlement up to 180 days. The contractual or notional amounts related to these financial instruments reflect the volume of activity and do not reflect the amounts at risk. Unrealized gains and losses on TBAs are recorded in the consolidated statement of financial condition in receivable from brokers and clearing organizations and payable to brokers and clearing organizations.

The TBA market for certain types of underlying collateral has recently experienced increased levels of transactions reaching their anticipated settlement dates where the government agency (Fannie Mae, Freddie Mac, or Ginnie Mae) has not issued pool allocations. Delays in the settlement of these trades increases risk of counterparty failure and resulting market exposures of having to cover the trades in the open market. At December 31, 2011, the Company had TBA purchases with a notional value of $101.7 million and corresponding TBA sales with a notional value of $102.5 million (both included in the below table) where the expected settlement date was reached but the pool allocations were not issued.

(in thousands of dollars)	**December 31, 2011** Notional Amount	Fair Value
Sale of TBAs	$ 497,218	$ 5,417
Purchase of TBAs	496,466	5,951

Derivatives Used for Trading and Investment Purposes

Futures contracts represent commitments to purchase or sell securities or other commodities at a future date and at a specified price. Market risk exists with respect to these instruments. Notional or contractual amounts are used to express the volume of these transactions, and do not represent the amounts potentially subject to market risk. The futures contracts the Company used include U.S. Treasury notes, Federal Funds and Eurodollar contracts. At December 31, 2011, the Company had 200 open short contracts for 10-year U.S. Treasury notes with a fair value of $66,000 used primarily as an economic hedge of interest rate risk associated with a portfolio of fixed income investments. At December 31, 2011, the Company had 6.0 billion open contracts for Federal Funds futures with a fair value of approximately $8,000 used an economic hedge of interest rate risk associated with government trading activities.

From time-to-time, the Company enters into securities financing transactions that mature on the same date as the underlying collateral (referred to as "repo-to-maturity" transactions). These transactions are treated as a sale of financial assets and a forward repurchase commitment, or conversely as a purchase of financial assets and a forward reverse repurchase commitment.

The notional amounts and fair values of the Company's derivatives at December 31, 2011 were as follows:

	Fair Value of Derivative Instruments at December 31, 2011			
(in thousands of dollars)	Type	Balance Sheet Location	Notional	Fair Value
Liabilities				
Derivatives not designated as hedging instruments [(1)]				
Commodity contracts	U.S Treasury Futures	Payables to brokers and clearing organizations	$ 20,000	$ 66
	Federal Funds Futures	Payables to brokers and clearing organizations	5,985,000	8
Other contracts	Auction Rate Securities	Securities owned	57,292	2,347
			$ 6,062,292	$ 2,421

(1) See "Fair Value of Derivative Instruments" below for description of derivative financial instruments.

Collateralized Transactions
The Company enters into collateralized borrowing and lending transactions in order to meet customers' needs and earn residual interest rate spreads, obtain securities for settlement and finance trading inventory positions. Under these transactions, the Company either receives or provides collateral, including U.S. government and agency, asset-backed, corporate debt, equity, and non U.S. government and agency securities.

The Company obtains short-term borrowings primarily through bank call loans. Bank call loans are generally payable on demand and bear interest at various rates but not exceeding the broker call rate. At December 31, 2011, bank call loans were $27.5 million.

At December 31, 2011, the Company had collateralized loans, collateralized by firm and customer securities with market values of approximately $82.7 million and $106.6 million, respectively, primarily with two U.S. money center banks. At December 31, 2011, the Company had approximately $1.3 billion of customer securities under customer margin loans that are available to be pledged, of which the Company has repledged approximately $259.8 million under securities loan agreements.

At December 31, 2011, the Company had deposited $453.7 million of customer securities directly with the Options Clearing Corporation to secure obligations and margin requirements under option contracts written by customers.

At December 31, 2011, the Company had no outstanding letters of credit.

The Company finances its government trading operations through the use of repurchase agreements and reverse repurchase agreements. Except as described below, repurchase and reverse repurchase agreements, principally involving government and agency securities, are carried at amounts at which the securities subsequently will be resold or reacquired as specified in

the respective agreements and include accrued interest. Repurchase and reverse repurchase agreements are presented on a net-by-counterparty basis, when the repurchase and reverse repurchase agreements are executed with the same counterparty, have the same explicit settlement date, are executed in accordance with a master netting arrangement, the securities underlying the repurchase and reverse repurchase agreements exist in "book entry" form and certain other requirements are met.

Certain of the Company's repurchase agreements and reverse repurchase agreements are carried at fair value as a result of the Company's fair value option election. The Company elected the fair value option for those repurchase agreements and reverse repurchase agreements that do not settle overnight or have an open settlement date or that are not accounted for as purchase and sale agreements (such as repo-to-maturity transactions described above). The Company has elected the fair value option for these instruments to more accurately reflect market and economic events in its earnings and to mitigate a potential imbalance in earnings caused by using different measurement attributes (i.e. fair value versus carrying value) for certain assets and liabilities. At December 31, 2011, the fair value of the reverse repurchase agreements and repurchase agreements was $847.6 million and $nil, respectively.

At December 31, 2011, the gross balances of reverse repurchase agreements and repurchase agreements were $5.5 billion and $6.1 billion, respectively.

The Company receives collateral in connection with securities borrowed and reverse repurchase agreement transactions and customer margin loans. Under many agreements, the Company is permitted to sell or repledge the securities received (e.g., use the securities to enter into securities lending transactions, or deliver to counterparties to cover short positions). At December 31, 2011, the fair value of securities received as collateral under securities borrowed transactions and reverse repurchase agreements was $209.9 million and $5.5 billion, respectively, of which the Company has sold and re-pledged approximately $44.0 million under securities loaned transactions and $5.5 billion under repurchase agreements.

The Company pledges certain of its securities owned for securities lending and repurchase agreements and to collateralize bank call loan transactions. The carrying value of pledged securities owned that can be sold or re-pledged by the counterparty was $653.7 million, as presented on the face of the consolidated statement of financial condition at December 31, 2011. The carrying value of securities owned by the Company that have been loaned or pledged to counterparties where those counterparties do not have the right to sell or re-pledge the collateral was $119.8 million as at December 31, 2011.

The Company manages credit exposure arising from repurchase and reverse repurchase agreements by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties that provide the Company, in the event of a customer default, the right to liquidate and the right to offset a counterparty's rights and obligations. The Company also monitors the market value of collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when exposure to loss exists. In the event the counterparty is unable to meet its contractual obligation to return the securities, the Company may be exposed to off-balance sheet risk of acquiring securities at prevailing market prices.

Credit Concentrations

Credit concentrations may arise from trading, investing, underwriting and financing activities and may be impacted by changes in economic, industry or political factors. In the normal course of business, the Company may be exposed to risk in the event customers, counterparties including other brokers and dealers, issuers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations. The Company seeks to mitigate these risks by actively monitoring exposures and obtaining collateral as deemed appropriate. Included in receivable from brokers and clearing organizations as of December 31, 2011 are receivables from four major U.S. broker-dealers totaling approximately $108.8 million.

The Company is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to the Company. Clients are required to complete their transactions on settlement date, generally one to three business days after trade date. If clients do not fulfill their contractual obligations, the Company may incur losses. The Company has clearing/participating arrangements with the National Securities Clearing Corporation ("NSCC"), the Fixed Income Clearing Corporation ("FICC"), R.J. O'Brien & Associates (commodities transactions) and others. With respect to its business in reverse repurchase and repurchase agreements, substantially all open contracts at December 31, 2011 are with the FICC. The clearing corporations have the right to charge the Company for losses that result from a client's failure to fulfill its contractual obligations. Accordingly, the Company has credit exposures with these clearing brokers. The clearing brokers can re-hypothecate the securities held on behalf of the Company. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2011, the Company had recorded no liabilities with regard to this right. The Company's policy is to monitor the credit standing of the clearing brokers and banks with which it conducts business.

5. Variable Interest Entities (VIEs)

VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary of a VIE is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. The enterprise that is considered the primary beneficiary of a VIE consolidates the VIE.

The Company serves as general partner of hedge funds and private equity funds that were established for the purpose of providing investment alternatives to both its institutional and qualified retail clients. The Company holds variable interests in these funds as a result of its rights to receive management and incentive fees. The Company's investment in and additional capital commitments to these hedge funds and private equity funds are also considered variable interests. The Company's additional capital commitments are subject to call at a later date and are limited in amount.

The Company assesses whether it is the primary beneficiary of the hedge funds and private equity funds in which it holds a variable interest in the context of the total general and limited partner interests held in these funds by all parties. In each instance the Company has determined that it is not the primary beneficiary and therefore need not consolidate the hedge funds or private equity funds. The Company's general partnership interests, additional capital commitments, and management fees receivable represent its maximum exposure to loss. The Company's general partnership interests and management fees receivable are included in other assets on the consolidated statement of financial condition.

The following tables set forth the total VIE assets, carrying value of the Company's variable interests, and the Company's maximum exposure to loss in Company-sponsored nonconsolidated VIEs in which the Company holds variable interests and other nonconsolidated VIEs in which the Company holds variable interests:

	December 31, 2011				
(in thousands of dollars)	Total VIE Assets	Carrying Value of the Company's Variable Interest Assets	Carrying Value of the Company's Variable Interest Liabilities	Capital Commitments	Maximum Exposure to Loss in Nonconsolidated VIE'S
Hedge funds	$ 51,100	$ 219	$ -	$ -	$ 219
Private equity funds	139,500	27	-	13	40
	$ 190,600	$ 246	$ -	$ 13	$ 259

6. Office Facilities

The components of office facilities at December 31, 2011 are as follows:

Furniture, fixtures and equipment	$ 83,659,496
Leasehold improvements	32,409,711
	116,069,207
Accumulated depreciation and amortization	(99,778,484)
	$ 16,290,723

7. Subordinated Borrowings

The subordinated loans are payable to the Company's indirect parent, E.A. Viner International Co. ("Viner"). Certain loans bear interest at 11-1/2% per annum. These loans are due: $3.8 million, November 29, 2012; $7.1 million, December 31, 2012; and $1.6 million, June 25, 2013 and are automatically renewed for an additional year unless terminated by either party within seven months of their expiration. On January 14, 2008, in connection with the acquisition of the New Capital Markets Businesses from CIBC, the Company issued a subordinated note to Viner in the amount of $100.0 million at a variable interest rate based on LIBOR which is due and payable on January 31, 2014. On May 4, 2011, the rate on the note changed from variable to a fixed rate of 8.75%. Interest is due semi-annually on April 15 and October 15.

The subordinated loans are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. These borrowings may be repaid only if, after giving effect to such repayment, the Company meets the Securities and Exchange Commission's net capital requirements.

8. Income Taxes

The Company is included in an affiliated group, which files a consolidated Federal income tax return. State and local income tax returns are filed either on a unitary or stand-alone entity basis depending on the state's requirements.

Deferred tax assets, net, which relate primarily to compensation and other expenses not currently deductible for tax purposes, amounted to $29.6 million at December 31, 2011.

Management has evaluated its tax positions for the year ended December 31, 2011 and determined that it has no uncertain tax positions requiring financial statement recognition.

9. Employee Compensation Plans

Share-Based Compensation

The Company has share-based compensation plans which are accounted for at fair value in accordance with the applicable accounting guidance. The Company's share-based awards are all related to the Parent's Class A shares. The Company estimates the fair value of share-based awards using the Black-Scholes option-pricing model and applies to it a forfeiture rate based on historical experience. The accuracy of this forfeiture rate is reviewed at least annually for reasonableness. Key input assumptions used to estimate the fair value of share-based awards include the expected term and the expected volatility of the Parent's Class A Shares over the term of the award, the risk-free interest rate over the expected term, and the Parent's expected annual dividend yield. The Company believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating fair values of outstanding unvested share-based awards. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive share-based awards.

The fair value of each award grant was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	Grant Date Assumptions					
	2011	2010	2009	2008	2007	2006
Expected term (1)	5 years	4.5 years	5 years	2.4 years	5 years	5 years
Expected volatility factor (2)	52.52 %	48.58 %	39.17 %	36.41 %	39.67 %	26.57 %
Risk-free interest rate (3)	2.00 %	2.62 %	3.32 %	2.13 %	4.54 %	4.51 %
Actual dividends (4)	$ 0.44	$ 0.44	$ 0.44	$ 0.44	$ 0.40	$ 0.38

(1) The expected term was determined based on actual awards.

(2) The volatility factor was measured using the weighted average of historical daily price changes of the Parent's Class A Shares over a historical period commensurate to the expected term of the awards.

(3) The risk-free interest rate was based on periods equal to the expected term of the awards based on the U.S. Treasury yield curve in effect at the time of grant.

(4) Actual dividends were used to compute the expected annual dividend yield.

Equity Incentive Plan
Under the Company's 2006 Equity Incentive Plan, adopted December 11, 2006, and amended December 2011, subject to shareholder approval, and its 1996 Equity Incentive Plan, as amended March 10, 2005 (together "EIP"), the Compensation Committee of the Board of Directors of the Parent may grant options to purchase Class A Stock, Class A Stock awards and restricted Class A Stock awards to officers and key employees of the Company and its subsidiaries. Grants of options were made to the Company's nonemployee directors on a formula basis. Except in 2008, options are generally granted for a five-year term and generally vest at the rate of 25% of the amount granted on the second anniversary of the grant, 25% on the third anniversary of the grant, 25% on the fourth anniversary of the grant and 25% six months before expiration. In 2008, options were generally granted for a three year term and generally vested at the rate of 33% of the amount granted on both the first and second anniversary of the grant and 33% three months before expiration.

Stock option activity under the EIP since January 1, 2011 is summarized as follows.

	Year Ended December 31, 2011	
	Number of Shares	**Weighted Average Exercise Price**
Options outstanding at beginning of year	284,976	$ 34.39
Options granted	37,333	26.18
Options exercised	(13,532)	24.88
Options forfeited or expired	(144,584)	39.24
Options outstanding at end of year	164,193	$ 29.04
Options vested at end of year	87,279	$ 32.86
Weighted average fair value of options granted during the year	$ 10.89	$ -

The aggregate intrinsic value of options outstanding as of December 31, 2011 was $102,800. The aggregate intrinsic value of options vested as of December 31, 2011 was $25,700. The aggregate intrinsic value of options that are expected to vest is $100,800 as of December 31, 2011.

Employee Share Plan
On March 10, 2005, the Company approved the Oppenheimer & Co. Inc. Employee Share Plan ("ESP") for employees of the Company and its subsidiaries resident in the U.S. to attract, retain and provide incentives to key management employees. The Compensation Committee of the Board of Directors of the Parent may grant stock awards and restricted stock awards pursuant to the ESP. ESP awards are being accounted for as equity awards and valued at grant date fair value. ESP awards are generally awarded for a three or five year term and 100% vest at the end of the term.

The Company has awarded restricted Class A Stock to certain employees as part of their compensation package pursuant to the ESP. These awards are granted from time to time throughout the year based upon the recommendation of the Compensation Committee of the Board of Directors of the Parent. These ESP awards are priced at fair value on the date of grant and typically require the completion of a service period (determined by the Compensation Committee). Dividends may or may not accrue during the service period, depending on the terms of individual ESP awards.

The following table summarizes the status of the Company's nonvested ESP awards for the year ended December 31, 2011:

	Number of Class A Shares Subject to ESP Awards	Weighted Average Fair Value	Remaining Contractual Life
Nonvested at beginning of year	887,811	$ 26.34	1.8 years
Granted	299,500	23.78	3.6 years
Vested	(416,409)	35.09	-
Forfeited or expired	(10,000)	23.57	-
Nonvested at end of year	760,902	$ 20.94	2.8 years

At December 31, 2011, all outstanding ESP awards were nonvested. The aggregate intrinsic value of ESP awards outstanding as of December 31, 2011 was approximately $12.3 million. The aggregate intrinsic value of ESP awards that are expected to vest is $8.9 million as of December 31, 2011.

Stock Appreciation Rights

The Company has awarded Oppenheimer stock appreciation rights ("OARs") to certain employees as part of their compensation package based on a formula reflecting gross production and length of service. These awards are granted once per year in January with respect to the prior year's production. The OARs vest five years from grant date and will be settled in cash at vesting. The OARs are being accounted for as liability awards and are revalued on a monthly basis. The adjusted liability is being amortized on a straight-line basis over the vesting period.

The fair value of each OARs award was estimated as at December 31, 2011 using the Black-Scholes option-pricing model.

Grant Date	Number of OARs Outstanding	Strike Price	Remaining Contractual Life	Fair Value at December 31, 2011
January 12, 2007	295,110	$ 35.44	12 days	$ -
January 10, 2008	391,445	37.78	1 year	0.34
January 12, 2009	367,640	12.74	2 years	6.00
January 19, 2010	301,790	30.68	3 years	3.01
January 13, 2011	402,240	26.35	4 years	4.18
	1,758,225			
Total weighted average values	-	28.32	2.6 years	2.80

At December 31, 2011, all outstanding OARs were unvested. The aggregate intrinsic value of OARs outstanding and expected to vest as of December 31, 2011 was $1.2 million. The liability related to the OARs was approximately $2.0 million as of December 31, 2011.

As of December 31, 2011, there was approximately $2.7 million of total unrecognized compensation cost related to unvested OARs. The cost is expected to be recognized over a weighted average period of 2.6 years.

On January 18, 2012, 438.070 OARs were awarded to Oppenheimer employees related to fiscal 2011 performance. These OARs will be expensed over 5 years (the vesting period).

Defined Contribution Plan

The Company maintains a defined contribution plan covering substantially all full-time U.S. employees. The Oppenheimer & Co. Inc. 401(k) Plan provides that the Company may make discretionary contributions. Eligible Oppenheimer employees may make voluntary contributions which may not exceed $16,500 per annum.

Deferred Compensation Plans

The Company maintains an Executive Deferred Compensation Plan ("EDCP") and a Deferred Incentive Plan ("DIP") in order to offer certain qualified high-performing financial advisors a bonus based upon a formula reflecting years of service, production, net commissions and a valuation of their clients' assets. The bonus amounts resulted in deferrals in fiscal 2011 of approximately $6.8 million. These deferrals normally vest after five years. The liability is being recognized on a straight-line basis over the vesting period. The EDCP also includes voluntary deferrals by senior executives that are not subject to vesting. The Company maintains a company-owned life insurance policy, which is designed to offset approximately 60% of the EDCP liability. The EDCP liability is being tracked against the value of a phantom investment portfolio held for this purpose. At December 31, 2011, the Company's liability with respect to the EDCP and DIP totaled $36.8 million and is included in accrued compensation on the consolidated statement of financial condition at December 31, 2011.

In addition, the Company is maintaining a deferred compensation plan on behalf of certain employees who were formerly employed by CIBC World Markets. The liability is being tracked against the value of an investment portfolio held by the Company for this purpose and, therefore, the liability fluctuates with the fair value of the underlying portfolio. At December 31, 2011, the Company's liability with respect to this plan totaled $13.2 million.

10. Commitments and Contingencies

The Company and its subsidiaries have operating leases for office space, equipment and furniture and fixtures expiring at various dates through 2020. Future minimum rental commitments under such office and equipment leases as at December 31, 2011 are as follows:

(in thousands of dollars)

2012	$ 41,835
2013	40,414
2014	36,798
2015	31,978
2016	28,231
2017 and thereafter	178,651
	$ 357,907

The above table includes operating leases which have been signed by the Company's immediate parent, Viner Finance Inc., in which the Company is responsible for rent charges associated with its occupancy.

Certain of the leases contain provisions for rent increases based on changes in costs incurred by the lessor.

Contingencies

Legal

Many aspects of the Company's business involve substantial risks of liability. In the normal course of business, the Company has been named as defendant or co-defendant in various legal actions, including arbitrations, class actions, and other litigation, creating substantial exposure. Certain of the actual or threatened legal matters include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. These proceedings arise primarily from securities brokerage, asset management and investment banking activities.

For legal proceedings set forth below where there is at least a reasonable possibility that a loss or an additional loss may be incurred, the Company estimates a range of aggregate loss in excess of amounts accrued of $0 to approximately $247.5 million. This estimated aggregate range is based upon currently available information for those legal proceedings in which the Company is involved, where an estimate for such losses can be made. For certain cases, the Company does not believe that an estimate can currently be made. The foregoing estimate is based on various factors, including the varying stages of the proceedings (including the fact that many are currently in preliminary stages), the numerous yet-unresolved issues in many of the proceedings and the attendant uncertainty of the various potential outcomes of such proceedings. Accordingly, the Company's estimate will change from time to time, and actual losses may be more than the current estimate.

Regulatory

The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The investigations include, among other things, inquiries from the Securities and Exchange Commission (the "SEC"), the Financial Industry Regulatory Authority ("FINRA") and various state regulators.

Auction Rate Securities

In February 2010, Oppenheimer finalized settlements with each of the New York Attorney General's office ("NYAG") and the Massachusetts Securities Division ("MSD" and, together with the NYAG, the "Regulators") concluding investigations and administrative proceedings by the Regulators concerning Oppenheimer's marketing and sale of auction rate securities ("ARS"). Pursuant to those settlements and legal settlements, as of December 31, 2011, the Company purchased and holds approximately $68.3 million in ARS from its clients pursuant to several purchase offers and legal settlements. The Company's purchases of ARS from its clients will continue on a periodic basis thereafter pursuant to the settlements with the Regulators. In addition, the Company is committed to purchase another $57.3 million in ARS from clients through 2016. The ultimate amount of ARS to be repurchased by the Company cannot be predicted with any certainty and will be impacted by redemptions by issuers and legal and other actions by clients during the relevant period, which cannot be predicted. In addition to the ARS held pursuant to purchases from clients of $68.3 million as of December 31, 2011 referred to above, the Company also held $2.1 million in ARS in its proprietary trading account as of December 31, 2011 as a result of the failed auctions in February 2008. These ARS positions primarily represent Auction Rate Preferred Securities issued by closed-end funds and, to a lesser extent, Municipal Auction Rate Securities which are municipal bonds wrapped by municipal bond insurance and Student Loan Auction Rate Securities which are asset-backed securities backed by student loans.

The Company is also named as a respondent in a number of arbitrations by its current or former clients as well as lawsuits related to its sale of ARS. If the ARS market remains frozen, the Company may likely be further subject to claims by its clients. There can be no guarantee that the Company will be successful in defending any or all of the current actions against it or any subsequent actions filed in the future. Any such failure could, and in certain current ARS actions would have a material adverse effect on the results of operations and financial condition of the Company including its cash position.

The Company has sought, with limited success, financing from a number of sources to try to find a means for all its clients to find liquidity from their ARS holdings and will continue to do so. There can be no assurance that the Company will be successful in finding a liquidity solution for all its clients' ARS.

Accounting

The Company accrues for estimated loss contingencies related to legal and regulatory matters when available information indicates that it is probable a liability had been incurred at the date of the consolidated statement of financial condition and the Company can reasonably estimate the amount of that loss. Based on information currently available and advice of counsel, the Company believes that the eventual outcome of the actions against the Company will not individually or in the aggregate, have a material adverse effect on the Company's consolidated statement of financial condition. However, the ultimate resolution of these legal and regulatory matters may differ materially from these accrued estimated amounts and, accordingly, an adverse result or multiple adverse results in arbitrations and litigations currently filed or to be filed against the Company

could, and in the case of certain arbitrations or litigations relating to auction rate securities would, have a material adverse effect on the Company's results of operations and financial condition, including its cash position. The materiality of these matters to the Company's future operating results depends on the level of future results of operations as well as the timing and ultimate outcome of such legal matters.

In many proceedings, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount of any loss. In addition, even where loss is possible or an exposure to loss exists in excess of the liability already accrued with respect to a previously recognized loss contingency, it is often not possible to reasonably estimate the size of the possible loss or range of loss or additional losses or range of additional losses.

For certain legal and regulatory proceedings, the Company can estimate possible losses, or, ranges of loss in excess of amounts accrued, but does not believe, based on current knowledge and after consultation with counsel, that such losses individually or in the aggregate, will have a material adverse effect on the Company's consolidated statement of financial condition as a whole. Notwithstanding the foregoing, an adverse result or multiple adverse results in arbitrations and litigations currently filed or to be filed against the Company could, and in the case of certain arbitrations or litigations relating to auction rate securities would, have a material adverse effect on the Company's results of operations and financial condition, including its cash position.

For certain other legal and regulatory proceedings, the Company cannot reasonably estimate such losses, particularly for proceedings that are in their early stages of development or where plaintiffs seek substantial, indeterminate or special damages. Numerous issues may need to be reviewed, analyzed or resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a loss or additional loss or range of loss or additional loss can be reasonably estimated for any proceeding. Even after lengthy review and analysis, the Company, in many legal and regulatory proceedings, may not be able to reasonably estimate possible losses or range of losses.

11. Regulatory Requirements

The Company and Freedom are subject to the uniform net capital requirements of the SEC under Rule 15c3-1 (the "Rule"). The Company computes its net capital requirements under the alternative method provided for in the Rule which requires that the Company maintain net capital equal to 2% of aggregate customer related debit items, as defined in SEC Rule 15c3-3. At December 31, 2011, the Company had net capital of $144.4 million which exceeded required net capital by $121.8 million. Freedom computes its net capital requirement under the basic method provided for in the Rule, which requires that Freedom maintain net capital equal to the greater of $250 thousand or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2011, Freedom had net capital of $4.9 million, which was $4.6 million in excess of the $250 thousand required to be maintained at that date.

At December 31, 2011, the Company and Freedom had $15.1 million and $14.8 million, respectively, in cash and U.S. Treasury securities segregated under Federal and other regulations.

In accordance with the SEC's No-Action Letter dated November 3, 1998, the Company has computed a reserve requirement for the proprietary accounts of introducing firms as of December 31, 2011. The Company had no deposit requirements as of December 31, 2011.

12. Related-Party Transactions

The Company does not make loans to its officers and directors except under normal commercial terms pursuant to client margin account agreements. These loans are fully collateralized by such employee-owned securities.

13. Subsequent Events

The Company has performed an evaluation of events that have occurred since December 31, 2011 and through February 28, 2012 and determined that there are no events that have occurred that would require recognition or additional disclosure in this financial statement.